

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

November 4, 2021

Enerplus Announces an 8% Increase to its Quarterly Cash Dividend for December 2021

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced a quarterly cash dividend of CDN$0.041 per share, an 8% increase from the previous CDN$0.038 per share. The increase is effective with the December 15, 2021 dividend payment to all shareholders of record at the close of business on November 30, 2021. The ex-dividend date for this payment is November 29, 2021.

The CDN$0.041 per share dividend is equivalent to approximately US$0.033 per share if converted using the current Canadian/US dollar exchange rate of 0.8053. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304